

October 26, 2011

<u>Via E-mail</u>
Marc A. Stefanski
Chairman of the Board, President
and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 24, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-33390**

Dear Mr. Stefanski:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-Q for Quarterly Period Ended June 30, 2011</u>
<u>Note 4. Loans and Allowance for Loan Losses, page 9</u>

1.   We note your response to prior comment four in our letter dated July 25, 2011 and that you do not track or consider the default status of borrowers' first mortgage loans unless

they are delinquent on the home equity loan or line of credit. Also, we note you consider the refreshed credit bureau reports in determining appropriate collection actions and charge-off decisions when the borrower is at any stage of delinquency on their home equity loan or line, but again not before delinquency. Please respond to the following:

- In light of the fact that you obtain updated credit bureau data, including refreshed FICO scores for every loan in your portfolio, please tell us why this information is not considered more directly in your allowance for loan loss methodology for your home equity loans or lines of credit that are in the second lien position.

- Clarify how you concluded that the use of your market valuation allowance (MVA) may capture circumstances where the borrower may be delinquent on their first lien loan, but current on the junior lien held by you.

- In situations where you have been notified that the holder of a senior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing. Additionally, tell us whether in these situations you typically record an immediate increase in the allowance and/or provision since the loans were shown as current and collectively evaluated for impairment.

- We note that you provide current mean combined loan-to-value (CLTV) percentages for your home equity lines of credit in the draw period on pages 41- 42 of your June 30, 2011 Form 10-Q, which would also include these types of loans where you are in the first lien position. In future filings, in order to increase the transparency of this disclosure, please also provide a breakdown of the percentage of these types of loans that have CLTVs greater than 100%, the percentage that have CLTV's between 90-100%, the percentage that have CLTV's between 80-89%, and those with percentages below 80%.

2.   We note from your disclosures that your credit quality trends (i.e. nonaccrual loans and total past due) consistently improved in all loan segments. We also note that you increased the allowance for loan losses in all loan segments except construction and home equity loans and lines of credit where you released a portion of the allowance during the nine-months ended June 30, 2011. Please explain to us and revise future filings to disclose the factors that led to your allowance for loan losses release in the home equity loans and lines of credit segment and increases in the allowance for loan losses in the other portfolio segments despite the similar credit trends experienced in all of the portfolio loan segments.

3.   We note your tabular disclosure for troubled debt restructuring loans (TDRs) on page 17 and that you have loans with multiple modifications. Please tell us and revise future filings to address the following:

- Discuss the situation and type of TDRs that you modify more than once. Also, describe the procedures you perform and what borrower information you obtain in your decision to re-modify a loan.

- Describe the scenarios where you would use a short-term loan modification as opposed to a longer-term modification. In your response discuss whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans.

- We note from your response to prior comment eight that you apply a default factor when determining the allowance for loan losses for your TDRs. Tell us whether you consider the likelihood of the need for an additional modification in the future as part of your default factor built into the loan estimate, and if so, how that is done. To the extent you do not, please clarify whether the multiple modifications in the future result in a higher allowance for loan losses at the time of the subsequent modification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director